PTC THERAPEUTICS, INC.
100 Corporate Court
South Plainfield, New Jersey 07080-2449

April 19, 2007

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Zafar Hasan

Re:	PTC Therapeutics, Inc. Registration Statement on Form S-1 (Registration No. 333-132912)

Ladies and Gentlemen:

Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, as amended (the “Act”), PTC Therapeutic, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 (File No. 333- 132912).

The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time due to market conditions. The Company confirms that no securities of the Company have been sold under the Registration Statement.

Pursuant to Rule 477(c), the Company advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Act.

If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (908) 222-7000 or Stuart R. Nayman of Wilmer Cutler Pickering Hale and Dorr LLP, the Company’s outside counsel, at (212) 230-8800.

Very truly yours,

PTC THERAPEUTICS, INC.

By	/s/ William D. Baird III Name: William D. Baird III Title: Chief Financial Officer